

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2012

Via E-mail
Robert A. Riecker
Interim Financial Officer
Sears Hometown and Outlet Stores, Inc.
3333 Beverly Road
Hoffman Estates, Illinois 60179

> **Re: Sears Hometown and Outlet Stores, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 8, 2012**
> **File No. 333-181051**

Dear Mr. Riecker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 28

If we are unable to renew or enter into new store leases, page 38

1. We note your statement that you "do not believe that the failure to obtain such consent and the loss of such stores will have a material adverse effect on [y]our results of operations." While this statement is appropriate on page 75, it is not appropriate in a risk factor, because it mitigates the point of the risk factor. Please delete such statement on page 38.

Selected Historical Financial and Other Data, page 52

2. Please refer to Instruction 2 to Item 301 of Regulation S-K. Please revise your table to disclose your long-term obligations and redeemable preferred stock. In this regard, we

note from the face of your balance sheets that you have long-term capital lease obligations.

3. Please refer to Instruction 2 to Item 301 of Regulation S-K. Given the annual net transfers to Sears Holdings Corporation as seen on the face of your equity statements, please explain to us why you have not presented cash dividends declared per common share.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

General

4. We note your response to comment 12 from our letter dated May 30, 2012. Based on your response, we continue to believe that the different operating structures of your stores lead to differences in your revenues and expenses, and that it would be useful for your investors to understand these differences. For example, we note from your response that the revenue generated per store is higher for your company-owned stores than for your independent franchise stores. We also understand from your response that the expenses are not significantly different for company-owned stores and for independent franchise stores since you indicate that the commission expense paid to franchisees is generally in line with the costs of payroll and rent prior to the transition to a franchise store. Based on the above, it appears that your company-owned stores would have a higher operating income margin than your franchise stores, and therefore that your conversion of company-owned stores into franchise stores will have an impact on your profitability. As previously requested, please revise your disclosures in an appropriate location to disclose the number of dealer stores, franchise stores, and company-owned stores and to discuss the differences in revenues and expenses resulting from each type of store. If you continue to believe that the revenues and expenses associated with each type of store are similar, please explain this to us in more detail, and revise your disclosures to clarify this belief to your investors and to briefly explain your basis for this belief.

Business Segment Results, page 59

Sears Hometown and Hardware, page 59

5. Please refer to your analysis of the change in net sales for the interim period as seen at the top of page 60. You indicate that net sales increased 1.7% from comparable store sales and increased 4.3% from opening new stores. This results in an aggregate increase of 6.0%. You also indicate that the net change in net sales was only 3.7%. Please revise to describe the factor or factors that contributed to the offsetting 2.3% decrease.

6. Please refer to your analysis of the change in net sales for the interim period as seen at the top of page 60. We note that the increase in comparable store sales was driven by sales

increases in the home appliances and lawn and garden categories, which was partially offset by declines in the consumer electronics and floorcare categories. To provide your investors with enough context that they can assess the likelihood that past performance is indicative of future performance, and to provide your investors with a view of the company's performance through the eyes of management, please expand your explanation of these changes to provide management's views on why sales in these categories increased or decreased. In doing so, you also should consider the guidance in Item 303(a)(3)(iii). Please apply this comment to your analysis of changes in sales by product category for all periods and for all segments.

Sears Outlet, page 62

7. We have reviewed your response to comment 17 from our letter dated May 30, 2012. It remains unclear to us why the lack of government sponsored appliance stimulus programs in 2011 led to a decrease in home appliance sales for your Sears Hometown and Hardware segment, but you had an increase in home appliance sales for your Sears Outlet segment. It also remains unclear to us why weather related conditions caused a decrease in lawn and garden sales during 2011 for your Sears Hometown and Hardware segment, but you had an increase in lawn and garden sales during 2011 for your Sears Outlet segment. Please either tell us where you revised your disclosure to explain these differences between your segments, or revise your disclosure to provide this information to your investors.

Plan of Distribution, page 94

8. We note your response to comment 6 in our letter dated May 30, 2012. Because it appears that you were formed solely for the purpose of the separation and were capitalized by Sears Holdings for such purpose, it is insufficient to state that Sears Holdings "may be deemed" to be an underwriter. Please revise to state that Sears Holdings is an underwriter in connection with any resales by Sears Holdings of your common stock to shareholders of Sears Holdings upon their exercise of subscription rights.

Financial Statements, page F-1

General

9. Based on your response to comment 33 from our letter dated May 30, 2012, it is unclear to us what financial statements you expect to present in the final draft of this Form S-1 that we will review prior to your request for effectiveness. As indicated in our prior comment, if the contribution of the operating businesses will not occur prior to your request for effectiveness, we would generally expect you to present separate financial statements for the registrant and for each business to be contributed. If the contribution will occur at or after your request for effectiveness, you should either revise the financial

statements included in this Form S-1 or submit a waiver request to our Division's Office of the Chief Accountant.

Combined Balance Sheets, page F-4

10. We have reviewed your response to comment 36 from our letter dated May 30, 2012. We note that the Sears Hometown and Hardware and Sears Outlet businesses were carved out from the consolidated financial statements and accounting records of Sears Holdings. Please explain to us in more detail the lowest level at which Sears Holdings tracked the retained earnings of its subsidiaries to assist us in understanding why you cannot present a separate retained earnings account for these businesses.

Note 2 – Significant Accounting Policies, page F-7

Impairment of Long-Lived Assets and Costs Associated with Exit Activities, page F-9

11. Your response to comment 38 from our letter dated May 30, 2012 indicates that you account for employee severance costs associated with location closings under ASC 712 as opposed to ASC 420. Please describe to us in more detail these employee severance costs, and explain in more detail how you determined that these costs fall into the scope of ASC 712 instead of the scope of ASC 420.

Revenue Recognition, page F-11

12. We note your response to comments 42 and 43 from our letter dated May 30, 2012. Your response and revisions appear to indicate that the only revenue you receive from extended service contracts is commission, you are not the primary obligor with respect to such services, and you have no future obligations for future performance. Please reconcile this to the fact that you record a warranty liability on your books, as seen in your disclosure on page F-11 under the heading "Warranty Reserves." If the warranty reserves relate to different products than those covered by the extended service contracts discussed in your revenue recognition policy, please revise your disclosures to clarify this. Please also provide a revenue recognition policy for the sale of the warranties that are reflected within your warranty reserves.

Note 6 – Related Party Agreements, page F-17

13. We note your disclosure that Sears Hometown and Outlet Stores receive commissions from Sears Holdings for the sale of merchandise. Please explain this statement to us in more detail in light of the fact that you reflect inventory on your balance sheet; therefore, we had assumed that you were the primary obligor for this inventory instead of an agent earning a commission. Please revise your disclosures where appropriate to clarify this matter to your investors.

Unaudited Interim Financial Statements, page F-21

14. Please apply the comments on your annual financial statements to your interim financial statements, where applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim at (202) 551-3323 or Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Dane A. Drobny
       Sears Holdings Corporation

       Steven J. Slutzky
       Debevoise & Plimpton LLP